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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PARTY CITY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

702145103

(CUSIP Number)

TENNENBAUM CAPITAL PARTNERS, LLC
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 702145103			Page 2 of 9

1.	Name of Reporting Person: TENNENBAUM CAPITAL PARTNERS, LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4759860

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IA, OO

CUSIP No. 702145103			Page 3 of 9

1.	Name of Reporting Person: SVIM/MSM, LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4760193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 702145103			Page 4 of 9

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2263031

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 702145103			Page 5 of 9

1.	Name of Reporting Person: SVAR/MM, LLC		I.R.S. Identification Nos. of above persons (entities only): 45-0479189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

5

CUSIP No. 702145103			Page 6 of 9

1.	Name of Reporting Person: TENNENBAUM & CO., LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4587347

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 702145103			Page 7 of 9

1.	Name of Reporting Person: MICHAEL E. TENNENBAUM		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 9 to Schedule 13D relating to Party City Corporation, a Delaware corporation (“Party City”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000, Amendment No. 3 thereto filed with the Commission on October 23, 2000, Amendment No. 4 thereto filed with the Commission on March 12, 2001, Amendment No. 5 thereto filed with the Commission on October 12, 2001, Amendment No. 6 thereto filed with the Commission on June 14, 2002, Amendment No. 7 thereto filed with the Commission on February 22, 2005 and Amendment No. 8 thereto filed with the Commission on September 28, 2005 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 4. Purpose of Transaction.
     The information in Item 4 is hereby amended and supplemented as follows:
     On December 23, 2005, Party City completed its merger (the “Merger”) with BWP Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“AHI”), pursuant to the Agreement and Plan of Merger, dated as of September 26, 2005, as amended, by and among Party City, AHI and Merger Sub. As a result of the Merger, (1) each share of Party City Common Stock was cancelled and converted into the right to receive $17.50 in cash, without interest and less any applicable withholding taxes, and (2) options to purchase Party City Common Stock were cancelled in exchange for the spread between $17.50 and their applicable exercise price. Therefore, the Reporting Persons no longer hold any securities of Party City.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented as follows:
     As a result of the Merger, the Reporting Persons no longer hold any securities of Party City.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2005	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:
/s/ Michael E. Tennenbaum*
	Name:	Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact